ALTAI RESOURCES INC. ***NEWS RELEASE***

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: September 26, 2007

ALTAI RESOURCES INC. UPDATES SOREL-TROIS RIVIERES OIL AND GAS PROPERTY, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") has been notified by Talisman Energy Canada ("Talisman") that it is returning three of the four optioned permits to the joint-venture partners of the property, Altai and Petro St-Pierre Inc. Talisman will be retaining permit No. 2002PG625. The joint-venture has now seven permits totalling 114,252 hectares (282,317 acres). As at June 30, 2007 Altai has 58.731% interest in the joint-venture, Petro St-Pierre Inc. has the balance. The joint-venture intends to option exploration rights to deep (below 200 meters) targets.

In the latest annual meeting of shareholders, Niyazi Kacira, K. Sethu Raman, Rejean Paul and William Denning have been elected directors of the Company.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS, GOLD, NICKEL AND INDUSTRIAL MINERALS PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Maria Au, Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.